UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM SD
Specialized Disclosure Report

PLAYBOY, INC.
(Exact name of registrant as specified in its charter)

Delaware	001-39312	37-1958714
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

10960 Wilshire Blvd., Suite 2200 Los Angeles, California	90024
(Address of principal executive offices)	(Zip Code)
Chris Riley
General Counsel and Secretary
(310) 424-1800
(Name and telephone number, including area code, of the person to contact in connection with this report.)
Check the appropriate box to indicate the rule pursuant to which this Form is being submitted, and provide the period to which the information in this Form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2025.
☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended ______________.

Section 1 - Conflict Minerals Disclosure

Item 1.01    Conflict Minerals Disclosure and Report.

A copy of the Conflict Minerals Report of Playboy, Inc. (“Playboy”) for the reporting period from January 1 to December 31, 2025 is filed as Exhibit 1.01 to this specialized disclosure report on Form SD and is also available at Playboy’s corporate website at https://investors.playboy.com under “SEC Filings”.

Item 1.02    Exhibit.

Playboy has filed, as an exhibit to this Form SD, a Conflict Minerals Report as required by Item 1.01 of this Form SD.

Section 2 - Resource Extraction Issuer Disclosure

Item 2.01    Resource Extraction Issuer Disclosure and Report.

Not Applicable.

Section 3 - Exhibits

Item 3.01    Exhibits.

Exhibit No.	Description

1.01	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Dated: May 29, 2026	PLAYBOY, INC.

	By:	/s/ Chris Riley
	Name:	Chris Riley
	Title:	General Counsel & Secretary